UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)

ARGON ST, Inc.

(Name of Insurer)

Common Stock, par value $0.01 per share

(Title of Class of Securities

81726S101

(CUSIP Number)

December 31, 2004

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☑ Rule 13d-1(d)

CUSIP NO. 81726S101

1.	Names of Reporting Persons: S. Kent Rockwell
I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group: N/A

3.	SEC Use Only

4.	Citizenship or Place of Organization: U.S.A.

	5.	Sole Voting Power: 756,894

Number of
Shares	6.	Shared Voting Power: 0
Beneficially
Owned by
Each
Reporting	7.	Sole Dispositive Power: 756,894
Person With

	8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 756,894

10.	Check of the Aggregate Amount in Roe (9) Excludes Certain Shares: N/A

11.	Percent of Class Represented by Amount in Row (9): 3.8

12.	Type of Reporting Person: IN

Item 1.

	(a)	Name of Issuer: ARGON ST, Inc.

	(b)	Address of Issuer’s Principal Executive Offices:
12701 Fair Lakes Circle, Suite 800, Fairfax, VA 22030

Item 2.

	(a)	Name of Person Filing: S. Kent Rockwell

	(b)	Address of Principal Business Office or, if none, Residence:
960 Penn Avenue, Pittsburgh, PA 15222-3820

	(c)	Citizenship: U.S.A.

	(d)	Title of Class of Securities: Common Stock, par value $0.01 per share

	(e)	CUSIP Number: 81726S101

Item 3.		N/A

Item 4.

	(a)	Amount beneficially owned: 756,894.

	(b)	Percent of class: 3.8

	(c)	Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 756,894.

(ii) Shared power to vote or to direct the vote: 0

(iii) Sole power to dispose or to direct the disposition of: 756,894.

(iv) Shared power to dispose or to direct the disposition: 0.

Item 5.		If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☑.

Item 6.		Ownership of More than Five Percent on Behalf of Another Person.
Not applicable

Item 7.		Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent
Holding Company or Control Person.
Not applicable.

Item 8.		Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification
Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct:

March 12, 2005
Date

/s/ S. Kent Rockwell
Signature

S. Kent Rockwell
Name/Title